Filed by GigCapital2, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-38924

Subject Companies: UpHealth Holdings, Inc. and Cloudbreak Health, LLC

UpHealth Investor Newsletter March 2021 Current SPAC Ticker: GIX Future NYSE Ticker: UPH

Disclaimer This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination among UpHealth Holdings, Inc. (“UpHealth”), Cloudbreak Health, LLC (“Cloudbreak” and, together with UpHealth, each a “Company” and collectively, the “Companies”) and GigCapital2 Inc. (“GigCapital2”) and related transactions (the “Proposed Business Combination”) and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will GigCapital2, UpHealth, Cloudbreak or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. None of GigCapital2, UpHealth or Cloudbreak has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of UpHealth, Cloudbreak or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of UpHealth and Cloudbreak and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward Looking Statements Certain statements included in this Presentation that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of UpHealth’s, Cloudbreak’s and GigCapital2’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of UpHealth, Cloudbreak and GigCapital2. These forwardlooking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of GigCapital2, UpHealth or Cloudbreak is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to UpHealtha and Cloudbreak; risks related to the rollout of each of UpHealth’s and Cloudbreak’s business and the timing of expected business milestones; the effects of competition on each of UpHealth’s and Cloudbreak’s future business; the amount of redemption requests made by GigCapital2’s stockholders; the ability of GigCapital2 or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future, and those factors discussed in GigCapital2’s final prospectus dated June 7, 2019 and Annual Report on Form 10-K for the fiscal year ended December 31, 2019, in each case, under the heading “Risk Factors,” and other documents of GigCapital2 filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of GigCapital2, UpHealth or Cloudbreak presently know or that GigCapital2, UpHealth or Cloudbreak currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect GigCapital2’s,UpHealth’s and Cloudbreak’s expectations, plans or forecasts of future events and views as of the date of this Presentation. GigCapital2, UpHealth and Cloudbreak anticipate that subsequent events and developments will cause GigCapital2’s, UpHealth’s and Cloudbreak’s assessments to change. However, while GigCapital2, UpHealth and Cloudbreak may elect to update these forward-looking statements at some point in the future, GigCapital2, UpHealth and Cloudbreak specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing GigCapital2’s, UpHealth’s and Cloudbreak’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in this Presentation is based on the estimates of UpHealth, Cloudbreak and GigCapital2 management. UpHealth, Cloudbreak and GigCapital2 obtained the industry, market and competitive position data used throughout this Presentation from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. UpHealth, Cloudbreak and GigCapital2 believe their estimates to be accurate as of the date of this Presentation. However, this information may prove to be inaccurate because of the method by which UpHealth, Cloudbreak or GigCapital2 obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process. Use of Projections This Presentation contains projected financial information with respect to UpHealth and Cloudbreak. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved.

Disclaimer Important Information And Where To Find It In connection with the Proposed Business Combination, GigCapital2 intends to file a registration statement on Form S-4, including a proxy statement/prospectus (the “Registration Statement”), with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement to be distributed to holders of GigCapital2’s common stock in connection with GigCapital2’s solicitation of proxies for the vote by GigCapital2’s stockholders with respect to the Proposed Business Combination and other matters as described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued to each of UpHealth’s and Cloudbreak’s stockholders in connection with the Proposed Business Combination. After the Registration Statement has been declared effective, GigCapital2 will mail a definitive proxy statement/prospectus, when available, to its stockholders and UpHealth’s and Cloudbreak’s stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/ prospectus, and any amendments thereto and any other documents filed with the SEC when they become available, carefully and in their entirety because they contain important information about GigCapital2, UpHealth, Cloudbreak and the Proposed Business Combination. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by GigCapital2 through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: GigCapital2, Inc., 1731 Embarcadero Road, Suite 200, Palo Alto, CA 94303. No Offer Or Solicitation This communication does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among UpHealth, Cloudbreak and GigCapital2 or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and Securities Exchange Act of 1934, as amended or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act. Participants In The Solicitation GigCapital2, UpHealth and Cloudbreak and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Business Combination. Information about the directors and executive officers of GigCapital2 in its Annual Report on Form 10-K, filed with the SEC on March 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials to be filed with the SEC regarding the Proposed Business Combination. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. These documents, when available, can be obtained free of charge from the sources indicated above. Financial Information; Non-GAAP Financial Measures The financial information and data contained in this Presentation are unaudited and do not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the Registration Statement or any other document to be filed by GigCapital2 with the SEC. Some of the financial information and data contained in this Presentation, such as earnings before income taxes, depreciation and amortization (“EBITDA”), have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). GigCapital2, UpHealth and Cloudbreak believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to UpHealth’s and Cloudbreak’s financial condition and results of operations, respectively. Each of UpHealth’s and Cloudbreak’s management uses these non-GAAP measures for trend analyses and for budgeting and planning purposes. GigCapital2, UpHealth and Cloudbreak believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing each of UpHealth’s and Cloudbreak’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Each of UpHealth and Cloudbreak is not able to forecast net income on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect GAAP, and therefore has not provided a reconciliation for forward-looking EBITDA. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in UpHealth’s and Cloudbreak’s financial statements, respectively. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. You should review each of UpHealth’s and Cloudbreak’s audited financial statements, which will be included in the Registration Statement. Trademarks And Intellectual Property All trademarks, service marks, and trade names of UpHealth, Cloudbreak or GigCapital2 or their respective affiliates used herein are trademarks, service marks, or registered trade names of UpHealth, Cloudbreak or GigCapital2, respectively, as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners, and their use is not intended to, and does not imply, a relationship with UpHealth, Cloudbreak or GigCapital2, or an endorsement or sponsorship by or of UpHealth, Cloudbreak or GigCapital2. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that UpHealth, Cloudbreak or GigCapital2 will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

UpHealth Overview UpHealth Holdings Inc. Overview UpHealth (www.uphealthinc.com) is a global comprehensive digital health technology and tech-enabled services platform that empowers providers, health systems and payors globally to manage care for people with complex medical, behavioral and social needs, while dramatically improving access to primary care. • An Integrated Global Platform Serving Four Massive Digital Health Markets • A Rare Financial Profile with Exceptional Visibility into Future Growth • Substantial Opportunity to Drive Untapped Organic and Synergistic Value • An Executive Team with Demonstrated Operational, Financial & Technical Expertise • Attractive Valuation Benchmarks Relative to Digital Health Peers Transaction Timeline UpHealth UpHealth UpHealth UpHealth Business Combination Proxy Vote UpHealth is traded on NYSE S4 Filled extension under the ticker “UPH” Announced Nov 23, 2020 Feb 8, 2021 Mar 10, 2021 April—May 2021 Key Stats1 US Healthcare Venues Served by 2020E Revenue 2021E Revenue Domestic Telehealth $115M $194M 1,800+ 2020E EBITDA Margin 2020E EBITDA Margin State Rx Licenses 12% 12% 50 1. In November, 2020, UpHealth and Cloudbreak Health, LLC signed separate business combination agreements with GigCapital2. The closing of the proposed business combinations is subject to, among other things, the approval by GigCapital2 stockholders, regulatory approvals, and the satisfaction or waiver of other customary closing conditions. Pending the closing of the business combinations, the companies will operate as separate companies. Key Recent Updates Global Telehealth (International Division)—March 02, 2021 The first quarter of 2021 has been very productive for Glocal with delivery of the 550 new Primary Health Centers (PHCs) for the National Health Mission of Madhya Pradesh to leverage telemedicine and the digital dispensaries to serve up to 14 million people. During the first two months of 2021, Glocal signed two new major country wide agreements with a partner organizations in Namibia, and Uzbekistan to jointly set up a total of 2000 digital dispensaries across Namibia and Uzbekistan over next 5 years. Additionally, Dr. Sabahat Azim, CEO International of UpHealth, had an honor of Meeting with HM Queen Mathilde of Belgium as a part of World Economic Forum Schwab Social Innovators. Behavioral Health – March 02, 2021 “Since our providers no longer need to be office-based, they now have the option of treating their patients entirely virtually or in a hybrid office-virtual model if they wish. This emerging practice model will inherently reduce overhead while boosting patient and provider satisfaction.” The BHS-UpHealth merger will function to organically bridge gaps in care between physical and mental health in the U.S. by breaking down barriers to mental health services and truly integrating mental and physical health care. Global Telehealth (Domestic Division)—March 04, 2021 Cloudbreak Health and MedQuest Pharmacy announced their partnership to integrate MedQuest as one of several pharmacy options on Cloudbreak’s latest telehealth platform. This partnership between Cloudbreak and MedQuest, which enables these companies to meet the patient where they are and surround them with resources specific to their health needs via telehealth, is just a first step. The next step of integration is the combination of CloudBreak and MedQuest, by way of their previously announced combinations with UpHealth and GigCapital2, under a unified UpHealth platform, to form a combined entity that will create one of the only profitable, publicly traded, comprehensive global digital healthcare companies.

On the News IPO Edge to Host Fireside Chat with GigCapital2 CEO and CloudBreak CEO to Discuss Merger on Friday, March 5 Watch Dr. Raluca Dinu and CloudBreak Health CEO (upcoming UpHealth COO) Jamey Edwards discuss the upcoming merger! Source: https://icrinc.zoom.us/webinar/register/rec/WN_JQFhF4INRA- Lkl4wL7ckfuxaFl4vH7GfDDVitPNk. o0pszTWHKpw?meetingId=IJydoH5ooXit31r_fCpOoLcyubnaswiZCR- mVLauI2AjOywnXG6&playId=&action=play&_x_zm_rtaid=0xVd1LWGRwuT-eDu0Eyl6A.1614982137663.ae0d0d48bb463d286589465a159886e1&_x_zm_rhtaid=295 Transcript: https://sec.report/Document/0001193125-21-071676/ 5 Minutes with Jamey Edwards, CEO of CloudBreak Health Watch this 5-minute interview with Jamey Edwards on evolution of CloudBreak Health. Source: https://www.linkedin.com/posts/scalehealth_5-minutes-with-jamey-edwards-ceo-of-cloudbreak-activity-6773652825965690881-vNL4

On the News Building Digitally-Enabled Healthcare Tools to Serve a Global Audience with Mariya Pylypiv UpHealth Mariya Pylypiv, co-Founder and Vice-Chairwoman, UpHealth talks about empowering patients suffering from chronic conditions with a global comprehensive digital health technology and tech-enabled services platform. Working with care providers, health systems and payers, UpHealth is addressing the complex medical, behavioral, and social challenges of this fast-growing population with many unmet needs. The mission of UpHealth and their related companies is to provide high quality, affordable and accessible care to people around the world. Source: https://www.instagram.com/tv/CMJPsb8F9VH/?utm_source=ig_web_copy_link Podcast Transcript: https://empoweredpatientradio.com/podcast/building-digitally-enabled-healthcare-tools-to-serve-a-global-audience-with-mariya-pylypiv-uphealth-transcript

Reference to Original PR Strong Start to 2021: Glocal Healthcare Team Signs Contracts in Namibia and Uzbekistan and is Recognized by Her Majesty, Queen Mathilde of Belgium as Leading, International Healthcare Innovator https://www.businesswire.com/news/home/20210302005672/en/Strong-Start-to-2021-Glocal-Healthcare-Team-Signs-Contracts-in-Namibia-and-Uzbekistan-and-is-Recognized-by-Her-Majesty-Queen-Mathilde-of-Belgium-as-Leading-International-Healthcare-Innovator UpHealth’s Behavioral Health Services, Innovative Psychiatry Provider, Identifies Post-COVID Opportunities for Growth https://www.businesswire.com/news/home/20210302005723/en/UpHealth%E2%80%99s-Behavioral-Health-Services-Innovative-Psychiatry-Provider-Identifies-Post-COVID-Opportunities-for-Growth Cloudbreak Health And MedQuest Join Forces to Simplify Pharmacy Access via Telemedicine https://www.businesswire.com/news/home/20210304005412/en/Cloudbreak-Health-And-MedQuest-Join-Forces-to-Simplify-Pharmacy-Access-via-Telemedicine

GigCapital

Additional Information and Where to Find It

In connection with the proposed business combinations, GigCapital2 intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of GigCapital2, and after the registration statement is declared effective, GigCapital2 will mail a definitive proxy statement/prospectus relating to the proposed business combinations to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combinations and is not intended to form the basis of any investment decision or any other decision in respect of the business combinations. Additional information about the proposed business combinations and related transactions will be described in GigCapital2’s Current Report on Form 8-K and combined proxy statement/prospectus relating to the proposed business combinations and the respective businesses of GigCapital2 and UpHealth and Cloudbreak, which GigCapital2 will file with the SEC. The proposed business combinations and related transactions will be submitted to stockholders of GigCapital2 for their consideration. GigCapital2’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with GigCapital2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combinations and related transactions, because these materials will contain important information about UpHealth, Cloudbreak, GigCapital2 and the proposed business combinations and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combinations will be mailed to stockholders of GigCapital2 as of a record date to be established for voting on the proposed business combinations and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by GigCapital2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital2, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

UpHealth, Cloudbreak, GigCapital2 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital2’s stockholders in respect of the proposed business combinations and related transactions. Information regarding GigCapital2’s directors and executive officers is available in its Form 10-K filed with the SEC on March 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combinations and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.